BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS) hereby informs its shareholders that the Board of Directors, in the Extraordinary Meeting held on the date hereof, approved the remuneration to the shareholders in the form of complementary dividends, in the amount of R$ 0,121749293 per current outstanding share, related to the fiscal year ended on December 31, 2015 (“Dividends”).

Shareholders registered in the Company´s records until March 10, 2016, will be eligible to receive Dividends. The shares will be traded "ex-rights" as of March 11, 2016.

1. INSTRUCTIONS FOR CREDIT

1.1.          The payment of Dividends shall be done on April 1, 2016, based on the shareholding position of March 10, 2016, through the depository institution - Itaú Unibanco Holding SA ("Itaú Unibanco") by automatic credit to account holders and through DOCs / TEDs for shareholders who have already reported to Itaú Unibanco the number of their CPF or CNPJ and their respective bank account. Shareholders who have not provided this information should go to an Itaú Unibanco agency to update their registration data and receipt of the respective amounts to which they are entitled;

1.2.           Please be advised that the shareholders whose shares are in custody at BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, will receive the proceeds through their custodians, and holders of ADRs (American Depositary Receipts) shall receive their proceeds through the Bank of New York Mellon, the depositary institution hired;

1.3.           Address for further information and/or to send appropriate documentation:

Investor Relations Department

Rua Hungria, 1400 - 6th floor - 01455-000 Jd. Europa - São Paulo-SP

Phone: +55 (11) 2322-5398/5050 - Fax: +55 (11) 2322-5747

E-mail: acoes@brf-br.com

São Paulo, February 25, 2016.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer